UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

G89982113

(CUSIP Number)

Dalea Management, LLC

16803 Dallas Parkway Suite 300

Addison, Texas 75001

Attention: Michael S. Haynes

(972) 590-9931

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Dalea Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,126,887*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,126,887*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,126,887*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%*
14	TYPE OF REPORTING PERSON PN

*

While the above figures include all of the 1,921,668 common shares into which Dalea Partners’ Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Dalea Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,126,887*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,126,887*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,126,887*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%*
14	TYPE OF REPORTING PERSON CO

*

While the above figures include all of the 1,921,668 common shares into which Dalea Partners’ Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Longfellow Energy, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,337,903*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,337,903*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,337,903*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%*
14	TYPE OF REPORTING PERSON PN

*

While the above figures include all of the 9,379,570 common shares into which Longfellow’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Deut 8, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,337,903*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,337,903*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,337,903*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.2%*
14	TYPE OF REPORTING PERSON CO

*

While the above figures include all of the 9,379,570 common shares into which Longfellow’s Series A Preferred Shares are convertible, please see Item 3 with respect to the limitation on such conversion pursuant to the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON N. Malone Mitchell, 3rd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,578
	8	SHARED VOTING POWER 29,501,701*
	9	SOLE DISPOSITIVE POWER 204,578
	10	SHARED DISPOSITIVE POWER 29,501,701*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,706,279
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0%*
14	TYPE OF REPORTING PERSON IN

*	Please see Item 3 re: the Mitchell Beneficial Ownership Cap.

CUSIP No. G89982113

1	NAME OF REPORTING PERSON Amy Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 29,501,701*
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 29,501,701*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,526,701*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.7%*
14	TYPE OF REPORTING PERSON IN

*	Please see Item 3 re: the Mitchell Beneficial Ownership Cap.

AMENDMENT NO. 20 TO SCHEDULE 13D

This Amendment No. 20 to Schedule 13D (this “Twentieth Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009, Amendment No. 7 on September 13, 2010, Amendment No. 8 on May 17, 2011, Amendment No. 9 on March 23, 2012, Amendment No. 10 on January 10, 2014, Amendment No. 11 on January 14, 2015, Amendment No. 12 on May 5, 2015, Amendment No. 13 on August 28, 2015, Amendment No. 14 on April 13, 2016, Amendment No. 15 on July 12, 2016, Amendment No. 16 on December 1, 2016, Amendment No. 17 on April 20, 2017, Amendment No. 18 on December 6, 2017 and Amendment No. 19 on August 20, 2018 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Twentieth Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.	Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background

There are no changes to the Item 2 information previously filed.

Item 3.	Source and Amount of Funds or Other Consideration

In addition to the Item 3 information previously filed, Mr. Mitchell and his affiliated entities are in discussions with third parties regarding sources of funds to acquire the Issuer’s equity that are not currently owned by Mr. Mitchell and his affiliated entities. Such sources of funds will likely result in Mr. Mitchell and his affiliated entities partnering with one or more parties to collectively raise sufficient funds to acquire 100% of the Issuer’s equity. Whether any funds will be raised as debt from banks or other sources is not certain.

Item 4.	Purpose of Transaction

There are no changes to the Item 4 information previously filed.

Item 5.	Interest in Securities of the Issuer

There are no changes to the Item 5 information previously filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of information set forth in Items 3 and 4 above, which information is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description	Filing

1	Joint Filing Agreement	Filed as Exhibit 1 to Fifteenth Amendment to Schedule 13D filed with the SEC on July 12, 2016.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2018

DALEA PARTNERS, LP

By:	Dalea Management, LLC,
its general partner

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

DALEA MANAGEMENT, LLC

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

LONGFELLOW ENERGY, LP

By:	Deut 8, LLC,
its general partner

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

DEUT 8, LLC

By:	/s/ N. Malone Mitchell, 3rd
Name:	N. Malone Mitchell, 3rd
Title:	Manager

/s/ N. Malone Mitchell, 3rd
N. MALONE MITCHELL, 3rd

/s/ Amy Mitchell
AMY MITCHELL